Mail Stop 3-8

      							 May 12, 2005




By Facsimile and U.S. Mail

Dr. Lionel L. Reilly
President and Chief Executive Officer
Professional Veterinary Products, LTD.
10077 South 134th Street
Omaha, NE 68138

      Re:    Form 10-K for the Year Ended July 31, 2004
                File No.  0-26326

Dear Dr. Reilly:

	We have reviewed your response dated April 25, 2005 to our comment letter dated April 11, 2005 and have the following additional comments. Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter. Form 10-K for the Year Ended July 31, 2004

Consolidated Balance Sheets, page F-2

1. We note your response to prior comment 2. Topic D-98 states that
Rule 5-02.28 of Regulation S-X provides analogous guidance for equity instruments that are not preferred securities. Explain why common shares that remain classified in stockholders` equity that are not within the scope of SFAS 150 are not presented outside of permanent equity where redemption, for cash, is outside of your control upon notice from the shareholder. In your response please provide the number of shares and outstanding amounts for each class of shareholders at July 31, 2004 and revise as appropriate.

Consolidated Statements of Stockholders` Equity, page F-4

2. We note your response to prior comment 3. Please state on the face of the balance sheet or disclose in a note the amount and number of common shares receivable as of your balance sheet dates. See
Rule
5-02.30 of Regulation S-X.

	Please send us your response to our comment within 10 business days from the date of this letter or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment. Your supplemental response letter should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101(a) of Regulation S-T.

		If you have any questions regarding our comments, please direct them to Brian V. McAllister at (202) 551-3341 or, Donna Di
Silvio at (202) 551-3202, or in her absence to the undersigned at
(202) 551-3841.

									Sincerely,



									Michael Moran
									Accounting Branch
Chief
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Dr. Lionel L. Reilly
Professional Veterinary Products Ltd.
May 12, 2005
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